Mail Stop 3561

October 9, 2008

Mr. Albert Abdoulline
Chief Financial Officer
Victoria Industries, Inc.
551 Fifth Avenue, Suite 2020
New York, NY 10017

      Re: **Victoria Industries, Inc.**
               Form 10-KSB for the fiscal year ended December 31, 2007
               Form 10-QSB for the quarterly period ended March 31, 2008
               File No. 000-31683

Dear Mr. Abdoulline:

      We have completed our review of your Form 10-KSB and related filing and have no further comments at this time.

                    Sincerely,

                    Joseph Foti
                    Senior Assistant Chief Accountant